Exhibit 23-1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
 Astec Industries, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-123266, 333-124420, 033-61461, 333-133013, 333-134398, and 333-176177) on Form S-8 of Astec Industries, Inc. of our report dated February 29, 2016, with respect to the consolidated balance sheet of Astec Industries, Inc. as of December 31, 2015, and the related consolidated statements of income, comprehensive income, equity, and cash flows for the year ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of Astec Industries, Inc.

/s/ KPMG LLP

Knoxville, Tennessee
February 29, 2016